Exhibit 99.1

PRESS RELEASE

Bonso Reports Half Year Results

HONG KONG, March 29, 2019 (Globe Newswire) -- Bonso Electronics International, Inc. (NASDAQ: BNSO) today announced its unaudited results for the six-month period ended September 30, 2018.
Bonso reported a net loss for the six-month period ended September 30, 2018, of $0.09 million, or $0.02 basic loss per share, as compared to net income of $0.69 million, or $0.14 basic earnings per share, posted during the six-month period ended September 30, 2017.  Net revenue for the six-month period ended September 30, 2018, decreased 21.9% to $5.6 million from $7.2 million for the six-month period ended September 30, 2017. The decreased net income resulted principally from the decline in revenue related to the Company’s scales and electronics products and the corresponding decline in income from the operations for the six-month period ended September 30, 2018.
Mr. Andrew So, President and CEO stated: “We are continuing our efforts to increase sales in the scales and electronic products segment of our business, and we are optimistic that these efforts will result in increased sales in the next fiscal year. Over-all this segment of our business has declined, and we expect that trend to continue for the fiscal year ended March 31, 2019. We are developing new electronic scales and pet electronic products for our customers and anticipate that we will start selling these products in our next fiscal year.”
Further, Mr. Andrew So stated: “The Company has leased out its Shenzhen factory to a third party since August 2013 and under its terms, the lease was to end on July 31, 2019.  However, in December 2018, the local environmental protection bureau ordered the tenant to cease production of its primary products as a result of the imposition of higher pollution standards resulting from the conversion two years ago of a nearby industrial factory to residential buildings.  The tenant has relocated to another factory and has paid rent to the Company through January 31, 2019.  The tenant will not pay any further rent to Bonso, since the rental agreement was terminated. The loss of rental income for this six-month period will negatively impact both our revenues and cash flow.”
Mr. So said further: "We expect that the Company will obtain all the governmental approvals for the redevelopment of the Shenzhen factory in 2019.  The reconstruction is expected to take three to four years and we believe the redeveloped property will generate substantial future rental revenue for the Company.”
About Bonso Electronics
Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments and pet electronics products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. Bonso rents factory space and equipment to third parties and is also continuing the process to obtain the necessary approvals to redevelop the land upon which its Shenzhen factory is located. For further information, visit the company's web site at http://www.bonso.com.
This news release includes forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases as "should," "intends," "is subject to," "expects," "will," "continue," "anticipate," "estimated," "projected," "may," "I or we believe," "future prospects," "our strategy," or similar expressions. Forward-looking statements made in this press release which relate to the termination of the lease for the Shenzhen factory involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update "forward-looking" statements.
For more information please contact:

Albert So
Chief Financial Officer and Secretary
Tel: 852 2605 5822
Fax: 852 2691 1724
SOURCE Bonso Electronics

-- Tables to Follow –

Unaudited Consolidated Balance Sheets
(Expressed in United States Dollars)
	March 31,	September 30,
	2018	2018
	$ in thousands	$ in thousands
	(Audited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	8,751	8,400
Trade receivables, net	794	1,216
Other receivables, deposits and prepayments	745	474
Inventories, net	1,012	681
Income tax recoverable	5	0
Financial instruments at fair value	78	0
Total current assets	11,385	10,771

Investment in life settlement contracts	149	151
Other intangible assets	2,787	2,410
Property, plant and equipment, net	10,434	9,442
Total assets	24,755	22,774

Liabilities and stockholders’ equity

Current liabilities
Notes payable - secured	99	130
Bank loans - secured	0	552
Accounts payable	924	582
Accrued charges and deposits	3,178	3,164
Payable to affiliated party	73	0
Current portion of capital lease obligations	28	28
Loan from affiliated party - current portion	67	0
Total current liabilities	4,369	4,456

Capital lease obligations, net of current portion	32	17
Long-term deposit received	738	738
Long-term loan	2,527	2,248

Total liabilities	7,666	7,459

Stockholders’ equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: Mar 31, 2018 - 5,543,639; Sep 30, 2018 - 5,543,639	17	17
outstanding shares: Mar 31, 2018 – 4,795,622; Sep 30, 2018 - 4,712,300
Additional paid-in capital	22,474	22,474
Treasury stock at cost: Mar 31, 2018 - 748,017; Sep 30, 2018 - 831,339	(2,409)	(2,671)
Accumulated deficit	(6,029)	(6,117)
Accumulated other comprehensive income	3,036	1,612

	17,089	15,315

Total liabilities and stockholders’ equity	24,755	22,774

Unaudited Consolidated Statements of Operations and Comprehensive Income
(Expressed in United States Dollars)
	Six months ended September 30, 2017	Six months ended September 30, 2018
	$ in thousands	$ in thousands
	(unaudited)	(unaudited)

Net revenue	7,210	5,631
Cost of revenue	(4,481)	(3,602)

Gross profit	2,729	2,029

Selling, general and administrative expenses	(2,062)	(2,099)
Other income, net	148	16

Income / (loss) from operations	815	(54)
Non-operating (expenses) / income, net	(127)	(34)

Income / (loss) before income taxes	688	(88)
Income tax expense	0	0

Net income / (loss)	688	(88)

Other comprehensive loss, net of tax:
Foreign currency translation adjustments, net of tax	455	(1,424)

Comprehensive income	1,143	(1,512)

Earnings / (loss) per share

Weighted average number of shares outstanding	4,967,713	4,715,384
Diluted weighted average number of shares outstanding	5,300,353	4,715,384

Earnings per common share (in U.S.Dollars)	0.14	(0.02)
Earnings per common share (in U.S.Dollars) - assuming dilution	0.13	(0.02)

Certain amounts in the statement of operations for the six-month period ended September 30, 2017 have been reclassified to conform to the presentation for the six-month period ended September 30, 2018.